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                           January 2, 2024

       Kim Kwan Kings Wong
       Chief Executive Officer
       Top Wealth Group Holding Ltd
       Units 714 & 715
       7F, Hong Kong Plaza
       118 Connaught Road West
       Hong Kong

                                                        Re: Top Wealth Group
Holding Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 18,
2023
                                                            File No. 333-275684

       Dear Kim Kwan Kings Wong:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Form F-1

       Management
       Compensation of Directors and Executive Officers, page 94

   1. Please update your compensation disclosure as of the fiscal year ended December 31,
                                                        2023. Refer to Item 4
of Form 1-A and Item 6.B of Form 20-F.
 Kim Kwan Kings Wong
FirstName
Top WealthLastNameKim
            Group HoldingKwan
                          Ltd Kings Wong
Comapany
January    NameTop Wealth Group Holding Ltd
        2, 2024
January
Page 2 2, 2024 Page 2
FirstName LastName
       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Jason Ye